Exhibit 99.2

Exibit 99.2 Regulation of Telecommunications

We are generally subject to regulation governing the operation of our business activities. Such regulation typically takes the form of industry-specific laws and regulations covering telecommunications services and general competition law applicable to all business activities. The following section describes the regulatory framework and the key regulatory developments in Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine, Kazakhstan, Uzbekistan and Armenia. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. We are also subject to significant regulation in other countries in which we operate. Such regulations have a significant impact on our local operations in those countries, but we believe that such regulations are not material to our consolidated business and results of operations.

Russia

Regulation of Telecommunications in Russia

Regulatory bodies

In accordance with the Russian Constitution and the Federal Law “On Communications”, the regulation of activity in the field of communications is exercised by the Russian Federation President, Russian Government, Federal body of executive power in the field of communications, and by other federal executive authorities within their competence. The Ministry of Telecom and Mass Communications of the Russian Federation (the “Ministry”) is the governmental agency in Russia which is responsible for the regulation of telecommunications, mass media, information technology and postal services. In Russia, regulation of the use of the radio frequency spectrum is exercised by the State Commission on Radio Frequencies which establishes the procedure for the allocation of radio frequencies.

The Ministry is responsible for developing and implementing national policy and legal regulation in the following areas:

•	Telecommunications, including the allocation and conversion of the radio frequency spectrum, and postal communications;

•	Mass media, including the electronic media, development of the Internet, television and radio broadcasting, and related technologies;

•	Publishing, printing, and distribution of printed media;

•	Information technology, including creation of government information resources and promotion of access to such resources; and

•	Personal data processing and Internet governance.

The Ministry in turn controls and coordinates the activity of the: (i) the Federal Communications Agency, or “Rossvyaz,” (ii) the Federal Agency on Press and Mass Media, or “Rospechat,” and (iii) the Federal Supervisory Service for Communications, Information Technologies and Mass Media, or “Roskomnadzor.” Rossvyaz and Roskomnadzor have functions particularly relevant to our business. Rossvyaz is responsible for allocating numbering resources and certification of communication facilities. Roskomnadzor is responsible for the licensing of activities in the area of telecommunications; issuing permissions for, amongst others, radio frequency use, control over telecommunications and information technologies; and high-frequency devices.

Regulatory framework

The Communications Law is the principal legal act regulating the Russian telecommunications industry. The Communications Law sets forth general principles for the regulation of the telecommunications industry, including a description of the institutional framework for the federal government’s involvement in the regulation, administration and operation of the telecommunications industry. The most important aspects of the Communications Law with respect to our business address the federal government’s authority to:

•	license communications service providers;

•	allocate radio frequencies;

•	certify telecommunications equipment;

•	allocate numbering capacity;

•	ensure fair competition and freedom of pricing; and

•	conduct oversight of operators’ compliance with the terms of their licenses and Russian law.

In accordance with Russian legislation, licenses to provide telecommunications services are issued by Roskomnadzor on the basis of an application from an eligible applicant or, when applicable, on the basis of results of a tender or an auction. Licenses are generally issued for a term of three to 25 years. Roskomnadzor has the right to renew an existing license upon application which may be rejected if, as of the date of submission of the application, the operator has been found to have violated the terms of the license and such violations have not been cured. The Communications Law also regulates the procedures for re-issuing a license in the case of a reorganization of the license holder or transfer of communications networks and means to other persons.

In addition to obtaining a license, wireless telecommunications operators have to receive a permit for radio frequency usage for every radio transmitter they operate. The permit for radio frequency usage is issued by Roskomnadzor on the basis of decisions of the State Radio Frequency Commission and the conclusion of the Main Radio Frequency Center examination which evaluates the electromagnetic compatibility of the REDs and coordinates radio transmitter usage with the Defense Ministry, Federal Protective Service and the Federal Security Service of the Russian Federation. Under the Communications Law, permits for the use of radio frequencies are granted for ten years or a shorter period if such shorter period is indicated in the application. Radio frequency permit duration may be extended if by its expiry no regulations or decisions of the State Radio Frequency Commission are adopted that limit the possibility of such an extension. Radio frequency allocation permission may be suspended or terminated for a number of reasons, including failure to comply with the conditions to which the frequency allocation was subject.

MTR

The Communications Law and Antimonopoly Law allows telecommunications operators, including wireless service operators, to freely establish tariffs for the telecommunications services provided to customers, with the exception of significant operators’ interconnection tariffs and tariffs on universal services. We are not considered a significant operator and therefore can independently establish tariffs.

MNP

Since December 1, 2013, customers are allowed to port mobile numbers. The maximum charge for the customer is RUB 100 (approximately US$1.78 as of December 31, 2014) per ported number.

Italy

Regulation of Telecommunications in Italy

Regulatory Bodies

Autorità per le Garanzie nelle Comunicazioni (“AGCOM”) and the Communications Department of the Italian Ministry of Economic Development (the “Italian Ministry”), whose competencies derive from EU regulations as adopted in Italy, together regulate all aspects of the telecommunications markets in Italy, comprising the mobile, fixed-line and Internet markets. Their regulatory powers mainly include licensing, authorizations, access interconnection, frequency allocation, numbering, universal service obligations, tariff regulation and arbitration of disputes between operators.

AGCOM is financed by telecommunication operators through a fee based on operators’ financial results. The public numbering schemes are decided by AGCOM while the Italian Ministry is responsible for numbering management and assignation.

The Italian Competition Authority (Autorità Garante della Concorrenza e del Mercato), or “AGCM”, enforces competition law rules which prohibit anticompetitive agreements among undertakings and the abuse of dominant positions, as well as reviewing possible M&A deals which may create or strengthen dominant positions detrimental to competition.

Business undertaken by Italian telecoms operators in the EU is subject to the EU framework on telecommunications regulation which includes directives, recommendations and opinions. As such, as a member of the EU, Italy is required to implement directives issued by the EU, which may take effect automatically on a member state. Regulations adopted at the EU level also have general application and are binding and directly applicable to EU member states.

Regulatory framework

In Italy, licenses, authorizations and concessions (“LACs”) for rights to use frequencies and numbering are required from the Ministry for Economic Development. The continued existence and terms of LACs are subject to review by regulatory authorities and to interpretation, modification or termination by these authorities. Moreover, LACs, as well as their renewal terms and conditions, may be affected by regulatory factors.

The Italian telecommunications market is regulated pursuant to a regulatory framework that was adopted by the European Commission in 2002 to harmonize the regulatory environment among European countries, to promote convergence between telecommunications and broadcast networks and services, and to further encourage competition in the telecoms market. The EU regulatory framework was updated in 2009 and established the Body of European Regulators for Electronic Communications (“BEREC”) with the goal to contribute to the development and better functioning of the internal market ensuring a consistent application of the regulatory framework.

The Electronic Communications Code requires AGCOM to carry out market analysis to identify operators with “significant market power” (or “SMP”), i.e., operators which, either individually or jointly with others, enjoy a position equivalent to dominance, in order to impose certain regulatory obligations on such dominant operators or otherwise confirm, amend or withdraw the existing obligations imposed on them as per prior market analysis if AGCOM detects that the market is not competitive. The market analysis carried out by AGCOM is subject to the scrutiny of the European Commission which, to a certain extent, can challenge AGCOM’s findings. The markets currently susceptible to ex-ante regulation are:

•	Wholesale fixed call termination;

•	Wholesale mobile call termination;

•	Wholesale local access at a fixed location (WLA);

•	Wholesale central access for mass market products (WCA); and

•	Wholesale high-quality access at a fixed location.

The European Commission is reviewing a proposed new regulation called “Telecom Single Market” concerning international roaming, consumer rights safeguard, broadband market, spectrum policy, network neutrality and authorization regimes. A final decision on the matter is expected in the first half of 2015.

MTR

AGCOM imposes certain transparency, access, non-discrimination, price control and cost accounting obligations on each of the mobile operators in Italy. Since July 2013 the rates imposed have been the same across each operator (EUR 0.98 per minute; approximately US$1.19 as of December 31, 2014) and the rates are currently being reviewed by AGCOM after various legal challenges from the operators. AGCOM just initiated the market analysis process to determine the new rate of MTR until 2017.

MNP

Portability for both mobile and fixed is regulated in Italy by AGCOM. MNP is free of charge to customers, although a charge of EUR 1-1.60 (approximately US$1.21-1.94 as of December 31, 2014) can be applied where the customer wants to transfer any prepaid credit to the new carrier. The time taken to port a number is one working day, although it can take up to three working days in the case of a delay. If the time taken is longer than three days, the customer receives compensation of EUR 2.50 (approximately US$3.02 as of December 31, 2014) for each day’s delay after day one.

Other

Fixed termination rates

AGCOM regulates fixed termination rates (“FTR”) for certain operators (currently EUR 0.075 per minute until July 2015; approximately US$0.091 as of December 31, 2014), and collection and transit fees for others (currently EUR 0.204 and EUR 0.111, respectively, per minute until July 2015; approximately US$0.247 and US$0.134, respectively, as of December 31, 2014). Telecom Italia appealed to the administrative Italian Court in order to obtain a FTR lower than the one fixed by AGCOM. Conversely, Fastweb appealed to obtain a higher FTR; however, the court rejected both appeals. It is expected that AGCOM will start a market analysis to determine whether any of the provisions relating to these rates will change at the end of 2015.

Fixed-line regulation

Pursuant to EU law, national regulatory authorities, including AGCOM, may require an operator with “significant market power” to regularly produce a “reference interconnection offer”, or “RIO”, setting forth the terms and conditions on which such operator will provide access to specified services approved by the regulator. For example, the RIO of Telecom Italia covers the following services: (i) fixed-line collection, termination and transport, (ii) interconnection services (circuits), (iii) local loop unbundling, or “LLU”, (iv) bitstream, (v) wholesale line rental, or “WLR” and (vi) next-generation access, or “NGA”, wholesale offers. Alternative network operators, or “ANOs”, are also obliged to publish their RIO regarding fixed termination rates.

AGCOM is currently undergoing a review of the rules for the fixed access market.

Universal Service Obligations

Fixed and mobile operators are required to compensate Telecom Italia for net costs related to universal service provision, and the amounts of such contributions are determined by AGCOM.

International Roaming

EU regulations on roaming have implemented a steady reduction in retail and wholesale roaming charges for calls/SMS/data made to destinations within the EU and the European Economic Area while the customer is roaming in the European Economic Area. The latest regulation in 2012 introduced an obligation on the network operator to grant decoupling of roaming services from domestic ones and only grant data roaming access on a WiFi-like model (so-called “local break out”) from July 2014. The “Telecom Single Market” regulation that is currently under review by the European Commission aims to abolish any retail roaming surcharges.

Telecommunications Service Charters and regulation on consumer protection

Italian telecommunications operators are required to implement, and are subject to the obligations contained within, the Telecommunications Services Charters determined by AGCOM. The implementing resolution of AGCOM establishes general criteria for the quality of telecommunications services and provides sanctions for non-compliance including refunds for customers. In addition, AGCOM adopted specific resolutions on quality and services charters in relation to each of the main areas of electronic communications services (fixed-line voice calls, mobile and personal communications, Pay TV, Internet access) setting forth the level of quality for services typically provided in each of these areas.

AGCOM has started various working groups and consultations and has issued certain decisions to reform the regulation of various areas of telecommunications services, such as call center quality, fixed-line Internet connection quality, avoiding high billing and other customer-focused measures.

Data Protection

In Italy, personal data protection is governed by Legislative Decree No. 196 of June 30, 2003 (the “Personal Data Protection Code” or “PDPC”), the aim of which is to ensure that personal data is processed by respecting the rights, fundamental freedoms and dignity of the individuals concerned, particularly with regard to confidentiality, personal identity and the right to protection of personal data.

On April 4, 2013, the Italian Data Protection Authority issued new provisions for telecommunications operators relating to the implementation of the law on disclosure of breaches of personal data.

Assignment of Frequencies

In August 2011, the Italian Ministry of Economic Development started to auction the rights of use for frequencies in the 800 MHz, 1,800 MHz, 2,000 MHz and 2,600 MHz bands.

Public consultations are ongoing relating to the assignment of the 1452-1492 MHz band (so called L band) in accordance with governmental law and the allocation of frequencies in general. A public consultation is also expected for the 700 MHz and 3.6-3.8 GHz frequencies in due course.

Abolition of Mobile Recharge Fee

Fixed charges for mobile top-ups on prepaid SIM cards were abolished in March 2007.

Algeria

Regulation of Telecommunications in Algeria

Regulatory bodies

Under Algerian Law, the Algerian telecommunications market is regulated by the Ministry of Post, Information Technology and Communications (the “MPTIC”), which is, amongst others, responsible for establishing policies, and monitored by the Autorité de Régulation de la Poste et des Télécommunications (the “ARPT”). Further, the Competition Council Algeria is competent for competition matters.

Regulatory framework

The main elements of the regulatory framework applicable to the telecommunications sector in Algeria are embodied in the Post and Telecommunications Law of August 2000, which establishes general rules on the organization of the telecommunication sector, creates and determines the mandate of the national regulatory authority, defines general rules for the licensing/authorization of telecommunications networks and services and introduces principles allowing the development of competition in the sector. From January 2015 the ARPT has been provided with power to issue financial sanctions against operators who are not compliant with applicable law. Although this law only provides for ARPT to recommend to MPTIC the maximum price of universal telecom services, mobile operators also need to submit all their retail offers to ARPT for approval.

The ARPT requires that interconnection prices are set on the basis of costs in the operators’ annually published reference interconnection offers.

The ARPT has also established rules regulating the promotions which mobile operators may offer. These rules limit the frequency and duration, as well as the minimum interval between promotions. This has had, to some extent, an effect of reducing the intensity of competitive promotions.

MTR

The ARPT monitors that interconnection prices are cost based, and intervenes to set them as such. However, it seems that cost orientation is not applied similarly to all operators and that Djezzy’s rate is significantly higher than that of other operators. All interconnection agreements and interconnection prices must be approved by ARPT prior to becoming effective.

OTA has interconnection agreements with the fixed incumbent operator as well as with the other two mobile operators in Algeria, in addition to the three currently authorized VoIP operators. The termination tariffs are modified annually in the reference interconnection offer approved by ARPT.

MNP

There is currently no number portability, either for mobile or fixed, in Algeria.

Others

In 2010, the Algerian government introduced a new penalty scheme through the Supplemental Finance Act for mobile operators failing to identify mobile SIM cards. Mobile operators may be fined DZD150,000 (equal to approximately US$ 1,706 at the exchange rate of December 31, 2014) per unidentified SIM card. Further implementation legislation still needs to be enacted.

In addition the Supplemental Finance Act introduced a new flat rate tax, ranging from 30.0% to 80.0%, on “super” profits that are generated in special circumstances, outside the oil and gas sector. This tax is levied on exceptional margins, and the conditions of application will be defined in implementing regulations.

In 2007, Djezzy was designated as a dominant operator in the retail market for GSM communications by the ARPT. While all Algerian operators need to submit their retail offers/promotions to the ARPT for approval, Djezzy has to follow more stringent obligations as its retail tariffs are submitted to a non-discrimination and a margin squeeze test prior to approval by the ARPT. As a result the approval process for Djezzy takes longer than the approval process of its competitors. In addition, although in theory only 2G tariffs are regulated, the regulation in practice applies to almost all retail tariffs. At this stage, our 3G network does not cover the entire territory of Algeria and since our license conditions do not allow geographic discrimination among our customers, the great majority of our offers include 2G and 3G.

2G/3G dual numbering. At the time of the introduction of 3G in Algeria at the end of 2013, the ARPT required the implementation of a specific 3G number, different from the customer’s 2G number. This requirement led to a technical solution that was not user friendly. Despite its regulatory obligations, one of our competitors launched its 3G services with a single number. Djezzy, who, given its particular circumstances, deployed 3G later than its competitors, could not afford to launch 3G services with a degraded quality of service. In this context, we were obliged to further delay the commercial opening of our 3G services until in July 2014 the ARPT issued a decision that authorized operators to use a single number for 2G and 3G.

Requirement for an approval from the regulatory authority and the Ministry of Post and Information and Communication Technologies (the “Algerian Ministry”) for importing 3G equipment/systems. Due to a ban on Djezzy’s foreign exchange and certain import restrictions, a special dispensation from the Bank of Algeria was required for importing 3G equipment/systems. The dispensation was granted in October 2013 and provided for a prior approval from the ARPT and the Algerian Ministry of the detailed lists of equipment/systems to be imported. As a result the first batch of 3G equipment/systems arrived in Algeria in January 2014 and the deployment of the network could only start after this date. Our competitors started to deploy their 3G network before obtaining their 3G license and therefore, were able to launch their 3G services in the middle of December 2013 compared to July 2014 for Djezzy. In addition, the ban has remained in place for our non 3G equipment/systems and the approval procedure for 3G equipment/systems which has caused delays in our procurement process. The ban was lifted on 28 January 2015 and, as of that date, there were no bans for Djezzy on the import of any equipment or exchange of foreign currency.

Asia & Africa

Regulation of Telecommunications in Pakistan

Regulatory bodies

The Pakistani Telecommunications Industry is regulated by the Government of Pakistan, acting through the Ministry of Information Technology, or “MoIT,” and the Pakistan Telecommunications Authority, or “PTA.” The MoIT has overall responsibility for shaping and directing Pakistan’s telecommunications and information technology policies. It has delegated the responsibility for the day-to-day enforcement and management of the telecommunications sector to the PTA. The PTA is also responsible for regulating the telecommunications industry, including licensing, tariff regulation and arbitration of interconnection disputes. The PTA has also been given the power to regulate competition in the telecommunications sector in Pakistan.

The Frequency Allocation Board, or the “FAB,” has exclusive powers to allocate radio frequency spectrum. The PTA receives applications for the allocation and assignment of radio frequency spectrum and, after initial examination, refers them to the FAB for allocation of frequency.

Regulatory framework

The Pakistan Telecommunication Ordinance 1994 established the primary regulatory framework for the telecommunication industry including the establishment of an authority. Under Telecom Reorganization Act 1996, the PTA was established. Beside this the Act also defines general rules for the licensing/authorization of telecommunications networks and services and introduces principles of establishment and administration of special funds which are intended for research and development.

MTR

MTR (fixed and mobile) have been fixed on the basis of the PTA’s determination of May 2008, gradually reducing from PKR1.10 to PKR0.90 (equal to approximately US$0.011 to US$0.009 at the exchange rate of December 31, 2014) in January 2010. The PTA initiated a costing exercise in 2011 and 2012 but this issue seems dormant presently.

MNP

MNP was launched throughout Pakistan on March 23, 2007. The current porting rate is PKR 250 (equal to approximately US$2.49 at the exchange rate of December 31, 2014) per completed port. The Mobile Cellular Policy encourages domestic roaming and infrastructure sharing. However, it does not impose any obligations and those matters are left to the various operators to negotiate on commercial terms.

Other

In August 2004, the PTA declared SMPs in five relevant markets. Mobilink was declared an SMP in the cellular market as it had more than 25% of market share in terms of revenue. Following a review process in 2010 the PTA determined that the mobile telecommunications market was in a state of fair competition, particularly after the introduction of MNP in Pakistan. As a result, the PTA decided that Mobilink was not subject to any SMP regulations.

Due to the adverse security situation in Pakistan, the government has decided to implement strict procedures for verification of customers. For more information on the new identification requirements of the government of Pakistan see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Legal and Regulation Risks—New or proposed changes to laws in the markets in which we operate may harm our business.”

The PTA also issued MVNO regulations in March 2012 which provide a detailed mechanism for the functioning and operations of MVNOs. No MVNOs have entered the Pakistan market as of December 31, 2013.

Mobile Network Suspension. In 2014 the Pakistan regulatory authorities forced shutdowns of cellular services on various occasions for security reasons. This resulted in revenue losses to Mobilink. The number of shutdowns has been reduced in the last quarter of 2014. Further shutdowns could have an effect on our revenue.

Regulation of Telecommunications in Bangladesh

Regulatory bodies

Pursuant to the Bangladesh Telecom Act 2010 (“BTA”), responsibilities such as issuance of licenses for telecommunications systems and services, regulation of telecommunication activities and supervision of telecommunication licensees have been transferred from the Bangladesh Telecommunications Regulatory Commission, or “BTRC”, to the Ministry of Post and Telecommunications, or “MOPT.”

As a result, the BTRC is the executive body for forming and regulating telecommunication policies. The MOPT has been empowered for issuance and renewal of licenses.

Regulatory framework

The main elements of the regulatory framework for the telecommunications sector in Bangladesh are embodied in the BTA. The BTA establishes rules relating to the supply of telecommunications services in Bangladesh.

MTR

The BTRC has set various interconnection rates and interconnections revenue sharing arrangements. .

MNP

The BTRC issued directives on Mobile Number Portability (“MNP”) dated June 13, 2013 with a stringent timeline for implementation. However, the mobile operators requested BTRC to start a consultation process and further revise the timeline for implementation of MNP. This consultation process is currently still ongoing.

Other

The following regulations impacted our business in Bangladesh. The reduction of international MTR from BDT2.34 (equal to approximately US$ 0.03 at the exchange rate of December 31, 2014) to BDT1.17 (equal to approximately US$ 0.015 at the exchange rate of December 31, 2014) impacted revenue in Bangladesh. Also, effective July 1, 2014, the national board of revenue imposed a tax amounting BDT 100 (equal to approximately US$1.28 at the exchange rate of December 31, 2014) on SIM replacement. Lastly the cost to support and maintain the Lawful Interception Equipment for National Telecommunication Monitoring Center was scheduled to expire in May 2014. However, as the governments did not contribute to the renewal of the equipment after expiration, the operators incurred the cost.

Ukraine

Regulation of Telecommunications in Ukraine

Regulatory bodies

According to the Ukraine Telecommunications Law, or “UTL”, the Cabinet of Ministers, the Administration of the State Agency for Special Communications and Information Protection (the “Administration”) and the National Commission for the State Regulation of Communication and Informatization, or “NCCIR”, are the main governmental authorities managing the telecommunication industry.

The Cabinet of Ministers is responsible for forming general policy, ensuring equal rights for developing the forms of ownership, managing state-owned assets and directing and coordinating ministries and other central governmental bodies in the area of telecommunications.

The Administration develops state policy proposals in the area of telecommunications and is responsible for their implementation within its authority granted by law. The Administration also has the authority to prepare draft legislation and define the quality requirements for telecommunications services and technical standards for telecommunications equipment.

The NCCIR is the main regulatory and controlling body in the area of telecommunications and use of radio frequencies. The NCCIR issues licenses for the provision of licensed telecommunications services and the use of radio frequencies, maintains registries of telecommunications operators and providers, allocates numbering capacity to telecommunications operators and controls the quality of telecommunications services.

Regulatory framework

The UTL and the Ukraine Frequency Law, or the “UFL”, both as amended from time to time, are the principal laws regulating the Ukrainian telecommunications industry. The UTL includes various regulations by the Ukrainian Government and other governmental authorities to supplement the legal framework of the telecommunications industry.

The UTL sets forth general principles for the regulation of the telecommunications industry in Ukraine, including a description of the institutional framework for the government’s involvement in the regulation, administration and operation of the telecommunications industry in Ukraine. The UFL regulates the allocation and use of the frequency bands in Ukraine.

MTR

The UTL allows telecommunications operators, including wireless service operators, to establish tariffs for the telecommunications services provided to customers, with the exception of tariffs on universal services and data traffic channeling by SMP telecommunications operators.

Effective September 12, 2014, the NCCIR introduced new tariffs for provision of commonly accessible (universal) services, including fixed-line local services to fixed-line customers. As a result, the tariffs for local calls and monthly subscription fees increased.

The NCCIR regulates interconnection tariffs charged to access SMP operators’ and dominant operators’ networks, as well as the technical, organizational and economic terms of interconnection agreements involving such operators.

MNP

Applicable legislation requires mobile operators to provide a national roaming service and to provide customers with the ability to transfer their mobile numbers from one telecommunication network to another. While MNP introduction was initially foreseen for December 2013 and then postponed to the second half of 2014, after the cancellation of the basic requirements of MNP Procedure by the court, MNP launch was postponed indefinitely.

Other

The NCCIR determines telecommunications services markets, studies the competitive environment in the telecommunications market and determines SMP operators and regulates rates of their respective services. An operator is presumed to have SMP if it has a share of more than 25% of the total revenue of all telecommunications operators and providers operating in the respective telecommunications services market. On October 20, 2011, the NCCIR determined the SMP operators in the markets for terminating calls on fixed-line and mobile networks and on December 1, 2011, it approved mandatory interconnection tariffs for the SMP operators in such markets. Our operations in the Ukraine are deemed to have SMP and are subject to these regulations.

Ukrainian law provides that the tariffs for access to infrastructure of telecommunications networks owned by operators recognized by the NCCIR as SMP operators in their respective market should comply with the methodology for setting tariffs for access to telecommunications infrastructure adopted by the NCCIR, such as setting mobile termination rates.

CIS

Regulation of Telecommunications in Kazakhstan

Regulatory bodies

Under the Kazakhstan Communications Law, the Ministry for Investments and Development (the “MID”) is the central executive body authorized to implement state policy and governmental control with respect to telecommunications and to adopt relevant acts.

The Inter-Agency Commission on Radio Frequencies, or the “ICR,” is a consultative-advisory agency of the Kazakh government that provides recommendations on government policy regarding frequencies. The National Security Committee and certain other governmental defense bodies also maintain a level of control over the telecommunications industry as part of their investigative operations.

Regulatory framework

The Kazakhstan Communications Law dated July 5, 2004 is the principal act regulating the telecommunications industry in Kazakhstan and sets forth general principles for the regulation of the telecommunications industry, the authority of each regulatory body, the rules governing telecommunications network cooperation and consumer rights protections.

The Kazakhstan Communications Law grants the Kazakh government broad authority with respect to the telecommunications industry in Kazakhstan. The most important aspects with respect to our business include the government’s authority to:

•	develop and implement government policy on telecommunications and frequency allocations;

•	approve allocation of radio frequencies;

•	approve procedures for auctions of telecommunications licenses and approve the licensing terms, conditions and qualification requirements when granting telecommunications licenses; and

•	set forth the procedures and payment amounts for the ability to provide services with the use of frequencies.

The participation of foreign capital in Kazakhstan’s telecommunications market is limited by law. It is forbidden for foreign legal entities or individuals to control and operate fixed-line networks, to create and operate telecommunications networks whose headquarters are located outside Kazakhstan and to obtain more than 10.0% of voting shares in an ILD operator without governmental consent. In addition, foreign legal entities or individuals are not allowed to possess, use, dispose of or control (directly or indirectly) more than 49.0% of the total voting shares of an ILD operator who possesses surface communication lines (cables, including fiber optic and radio-relay cables).

MTR

Starting from 2013, MTR decreased by 15% on a yearly basis according to a memorandum signed between mobile operators. As of December 31, 2013, MTR is 11.1 Kazakh tenge per minute (approximately US$0.06 as of December 31, 2014) between mobile networks, and 13.2 Kazakh tenge per minute (approximately US$0.07 as of 31 December 2014 for fixed networks). On April 16, 2014 Kar-Tel received notification from the MID regarding a further decrease in the maximum permitted price set for entities holding dominant position in the relevant market for inbound traffic to 8.88 Kazakh tenge per minute (approximately US$0.05 as of December 31, 2014), excluding VAT which will take effect as of January 1, 2015.

The structure of interconnect agreements is set by the MID, and dominant operators are required to enter into an interconnect agreement with any operator requesting interconnection.

MNP

The MID has announced its intention to implement MNP but has not specified the intended date or terms. MNP introduction is expected in the second quarter of 2015. At present the draft law containing the provisions on MNP is under the consideration of the Kazakh parliament.

Other

KaR-Tel was recognized as a company with significant market power and was included in the list of dominant companies in terms of mobile services in 2007. As a consequence the company is a subject of the regulated market and has a range of obligations and limitations on pricing.

According to the results of monitoring of prices and/or on the basis of complaints and information received indicating the establishment of unreasonable prices, as well as in cases of violation of the duties, the MID examines prices in accordance with the pricing rules for regulated markets.

KaR-Tel is required to provide to the Antimonopoly Agency and MID financial statements and information on the sale or transfer in trust of 10% or more of its voting shares (participation interests), monopoly types of activity, volumes of production and sales, selling prices and the level of profitability of monopoly types of services. In addition it is obliged to notify the MID in writing not less than thirty calendar days prior to the impending increase in the prices of services above the maximum price and the reasons for their increase, together with substantiating materials that support the stated reasons for the increase (in accordance with pricing rules).

Without exceeding the maximum price, KaR-Tel has the right to reduce and increase prices of produced (sold) services on the condition of informing the MID about the reasons for such reduction or increase no later than five working days from the date of the reduction or increase.

Regulation of Telecommunications in Uzbekistan

Regulatory framework

The main statutes that govern the telecommunications industry in Uzbekistan are (i) the Uzbek Communications Law dated January 13, 1992 (as amended); (ii) the Radio Frequency Spectrum Law dated December 25, 1998; (iii) Protection of Consumers’ Rights dated April 26, 1996; (iv) the Uzbek Telecommunications Law; (v) Licensing Certain Types of Business dated May 25, 2000; and (vi) the Uzbek Competition Law dated January 6, 2012.

These laws determine the general legal and economic basis for organizing communications systems, establishing rights and duties of a company in terms of ownership, use, disposal and management of communications equipment when setting up and operating communications networks and providing communications services.

Regulatory bodies

The government authorities responsible for supervising the telecommunications industry in Uzbekistan are the State Committee for Communication, Informatization and Telecommunication Technologies of the Republic of Uzbekistan and the Uzbek Communications Committee, which is the specially authorized state administration authority that is responsible for regulating the telecommunications industry in Uzbekistan.

In accordance with the Uzbek Telecommunications Law, businesses offering communications services in the Republic of Uzbekistan may be privately or publicly held by Uzbek or foreign national individuals or legal entities. All owners of telecommunications networks have equal rights and enjoy equal protection guaranteed by the law, and the legislation imposes no restrictions on foreign investors.

The State Inspectorate for supervision of communications, information and telecommunication technologies is responsible for monitoring compliance by telecommunications companies with license requirements and conditions.

The State Committee of Uzbekistan on Privatization, Demonopolization and Development of Competition is a government body which focuses on the further deepening of economic reforms, acceleration of denationalization and privatization processes, and provision of development and support of private entrepreneurship in Uzbekistan.

MTR

Local mobile termination rates are not regulated in Uzbekistan; according to current legislation mobile termination rates are determined on the basis of the contracts between operators.

However, due to the inclusion of Unitel LLC on the list of SMP operators, the Uzbek regulator has adopted a decision to oblige Unitel LLC to establish mobile termination rates for all operators at the same level as Unitel LLC has agreed with Uzbektelecom JSC (which is 90% state owned). This order is related to the fact that MTR for Uzbektelecom is lower than with other operators. At present, Unitel LLC is challenging this decision in judicial bodies of Uzbekistan.

MNP

Mobile number portability is currently not required in Uzbekistan. It is unclear if and when MNP may be introduced.

Other

A position is said to be dominant where a business or group of persons has a market share of 65.0% or more. If a business holds a market share of between 35.0% and 65.0%, it may be deemed to have a dominant position, subject to a determination by the Uzbek Antimonopoly Authority based on the size of market share, the stability of the business’s market share, the share taken by competitors, ease of access to the market for new competitors and other criteria relevant to the given market. On September 19, 2013, Unitel was recognized as a SMP. As a result, as of November 12, 2013, Unitel is obliged to declare all its tariffs to the Ministry of Finance of Uzbekistan for approval. Despite numerous attempts to obtain approval in accordance with Uzbek Competition law the Ministry of Finance has not yet granted such approvals.

Regulation of Telecommunications in Armenia

Regulatory framework

Regulation of the Armenian telecommunications industry currently consists of the Law on Electronic Communications, dated July 8, 2005 (the “Law on Electronic Communications”), as amended, and other laws and decisions of the relevant regulatory authorities in Armenia.

Armenian Regulatory Authorities

There are two relevant authorities in the Republic of Armenia with regards to the telecommunications sector: (i) the government of the Republic of Armenia (the “AMTC”) and (ii) the Commission on Regulation of Public Services of the Republic of Armenia, or the “Armenian Regulator”.

The AMTC’s role is to (i) determine policy regarding the development of the telecommunications sector, (ii) prepare general policy and objectives regarding the provision of universal services in Armenia, and (iii) allocate particular portions of radio spectrum for specific types of use.

The Armenian Regulator is established under the Law on the Public Utility Regulator of the Republic of Armenia.

The primary relevant functions of the Armenian Regulator are:

•	implementing competition in the provision of public electronic communications services and networks;

•	regulating public electronic communications networks and services;

•	with respect to radio communication, allocating particular portions of the radio spectrum under its control for specific purposes; and

•	adopting justified, fair and transparent resolutions that conform to laws and public interest and establishing procedures for implementation of resolutions.

MTR

Mobile termination rates are not subject to regulation unless an operator is qualified by the Armenian Regulator as SMP. However, mobile and fixed network termination rates are regulated in Armenia indirectly as, in 2009, the Armenian Regulator adopted Decision No 506A (as a result of the resolution of the interconnection rates dispute between K-Telecom CJSC and Armentel CJSC) and defined mobile and fixed network termination rates. International mobile termination rate are also defined indirectly as a result of the resolution of the international transit traffic rates dispute between the operators.

MNP

On April 1, 2014, mobile number portability was introduced in Armenia. ArmenTel has complied with legal requirements and began providing MNP to customers. As of December 31, 2014, the effect of MNP on Armentel can be considered minor.

Other

According to the Law on Protection of Economic Competition, ArmenTel is considered a dominant operator of fixed-line telephony and international data transmission (IP transit) services.

All dominant operators must publish information concerning the location and available capacity of their line facilities in accordance with the requirements set by the Armenian Regulator (per the Law on Electronic Communications). Any dominant operator that owns a line facility must allow any other operator to lease the capacity of such line facility. Each operator shall, upon request, interconnect its public electronic communications network with the public electronic communications network of any other operator. Each dominant operator must provide interconnection for the provision of public electronic communications services and must submit an interconnection offer to the Armenian Regulator.

In the course of regulating prices, the Armenian Regulator must ensure that service providers recover a reasonable rate of return on the value of their investments directed to public services. This may include investments that are not economic or that are inefficient, but that are geared towards the advancement of technology or public policy. When determining the rate of return, the Armenian Regulator takes into consideration international benchmarks and features distinct to Armenia.

We have license obligations in Armenia that require the Company to modernize wireless services in 120 geographical locations to ensure access to broadband services. Currently the service is provided using CDMA technology, which does not support broadband access. This license condition must be fulfilled by September 2016. Consequences of non-fulfillment could be significant fines or license revocation.